Rio Narcea Gold Mines, Ltd.

C/ Secundino Roces Riera, 3-2⁰ • Centro de Empresas Asipo I
Parque Empresarial de Asipo • 33428 Cayés-Llanera, Asturias, Spain
Tel: (34) 98 573 33 00 • Fax: (34) 98 573 33 01
Email: info@rngm.com • Web: www.rionarcea.com



NEWS RELEASE

November 9, 2006


Trading Symbol: TSX: RNG
Amex: RNO


Rio Narcea Reports Record Net Income and Record Cash Flow from Nickel Operations for the Third Quarter 2006
Net Income of $15.6 million on Revenues of $59.1 million
Cash Flow from Nickel of $23.6 million
(All amounts are reported in U.S. dollars unless otherwise indicated)

Toronto, Ontario – **Rio Narcea Gold Mines, Ltd. ("Rio Narcea" or "the Company")** today announced its results for the third quarter ended September 30, 2006.

Third Quarter Highlights

- Record net income of $15.6 million after derivative loss of $8.4 million arising from compulsory hedging instruments associated with project debt financing
- Record quarterly cash flow from Aguablanca operation of $23.6 million
- Production from Aguablanca of 3.4 million pounds of nickel and 3.7 million pounds of copper. Sales of 3.2 million pounds of nickel at a cash cost of $4.84 per pound[a].
- Buy back of Aguablanca nickel royalty from Atlantic Copper, S.A. for $6 million.
- Aguablanca project finance fully repaid ($22.0 million paid in 2006).
- Construction of Tasiast gold project on schedule for completion by mid-2007. Total capital expenditures estimated at $73 million.
- $53.2 million held in cash and cash equivalents.
- Closure of El Valle and Carlés gold operations on target for mid-December.

Subsequent Events

- 18% increase in open pit gold reserves at Tasiast. Site exploration underway.
- Completed acquisition of 16.4% strategic shareholding in Chariot Resources Limited (17.5% including warrants).
- October throughput at Aguablanca of 140,000 tonnes per month ("tpm").
- Water reserve at Aguablanca exceeds 500,000 m³.

Third Quarter Financial Results

For the third quarter ended September 30, 2006, Rio Narcea reported net income of $15.6 million or $0.10 per share on total revenues of $59.1 million. This compares to a net loss of $9.1 million and $0.06 per share on revenues of $30.1 million in the same period in 2005. Revenues from nickel operations totalled $37.3 million for the third quarter of 2006, compared with $11.5 million in the same period of 2005. Revenues from gold operations for the third quarter of 2006 were $21.8 million, of which $13.9 million were sales from Nalunaq ore, compared with $18.6 million, of which $10.1 million was from Nalunaq ore, during the third quarter of 2005.

Operating cash flow provided by the Aguablanca operation was $23.6 million in the third quarter of 2006, while consolidated operating cash flow amounted to $18.5 million for the quarter compared to $6.3 million in the same period of the prior year.

Net income for the third quarter of 2006 includes derivative losses of $8.4 million arising from the effect of the higher copper and gold prices on the hedging instruments that were required to be entered into by the Company for the project finance of its Aguablanca and Tasiast projects.

For the nine months ended September 30, 2006, the Company reported net income of $24.1 million or $0.15 per share on total revenues of $159.8 million. This compares to a net loss of $ 29.8 million or $0.19 per share on total revenues of $71.4 million for the same period in 2005. Operating cash flow was positive $35.0 million for the first nine months of 2006, compared with ($2.6) million in the corresponding period in 2005.

The positive operating cash flow during the first nine months of 2006 was mainly attributable to the increase in nickel sales from Aguablanca. Cash provided by operating activities before changes in components of working capital amounted to $54.0 million in the first nine months of 2006, compared to ($1.7) million in the same period of 2005. [a]

"We are extremely pleased to report this record net income for the Company. The fact that our operating cash flow has increased 25% over the previous quarter is not only a function of higher nickel prices, but also the effectiveness of the technical initiatives we have implemented at Aguablanca," said Chris von Christierson, Chairman and Chief Executive Officer. "We are delighted with the strong revenue generation from Aguablanca and the progress being made by the construction team at Tasiast."

Selected Quarterly Information
($000 except where stated)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	2005	**2006**	2005
Revenues	**59,087**	30,070	**159,776**	71,369
Net income (loss)	**15,612**	(9,050)	**24,141**	(29,758)
Net income (loss) per share – basic	**0.10**	(0.06)	**0.15**	(0.19)
Net income (loss) per share – diluted	**0.10**	(0.06)	**0.15**	(0.19)
Cash provided by (used in) operating activities	**18,454**	6,253	**35,040**	(2,565)
Cash provided by (used in) operating activities before changes in components of working capital [a]	**18,851**	1,184	**54,015**	(1,657)

[a] Refer to Non-GAAP measures section of the MD&A.

A complete set of Rio Narcea's Quarterly Report to Shareholders with Management Discussion and Analysis for the third quarter-ended September 30, 2006 will be posted on our website at www.rionarcea.com and has been filed with Sedar at www.sedar.com.

	September 30, 2006	December 31, 2005
Cash and cash equivalents	53,173	53,624
Total assets	328,692	249,217
Long-term debt	45,004	15,982
Dividends declared per share	-	-

Review of Operations

Aguablanca nickel operation

The Company produced 3.4 million pounds of nickel and 3.7 million pounds of copper during the third quarter of 2006, from processing 375,000 tonnes of ore. Head grades during the quarter were 0.60% and 0.51% for nickel and copper, respectively. This compares with 258,100 tonnes of ore processed in the third quarter of 2005 which produced 3.7 million pounds of nickel and 2.9 million pounds of copper.. Recoveries amounted to 68.0% and 88.2%, respectively.

While nickel head grades were above the reserve head grade and what the ore block model was predicting during 2005, the opposite has occurred in 2006. A new ore block model is being prepared and is scheduled for completion by year end. The lower nickel recovery during the third quarter of 2006 was a function of both lower nickel head grades in this section of the orebody and poor operating performance while testing the production of separate nickel and copper concentrates during the months of July and August. This test has been discontinued.

Throughput improved 4.3% during the third quarter of 2006 compared to the second quarter of 2006 and 19.1% compared to the first quarter of this year. Throughput was up 36.6% when compared to the fourth quarter of 2005.

Operating Results

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	2005	2006	2005
Ore milled (tonnes)	375,000	258,100	1,049,400	722,800
Nickel head grade (%)	0.60	0.83	0.63	0.72
Copper head grade (%)	0.51	0.58	0.51	0.54
Nickel recovery (%)	68.0	76.8	72.1	67.8
Copper recovery (%)	88.2	88.5	90.1	88.4
Nickel production (000 lb)	3,399	3,654	10,498	7,778
Copper production (000 lb)	3,740	2,946	10,667	7,552
Cash cost ($/lb) [a]	4.84	2.68	3.39	3.46

[a] Includes smelting, refining and transportation expenses and is net of by-products. Refer to Non-GAAP measures section of the MD&A.

During the third quarter of 2006, the plant treated an average of 125,000 tonnes per month ("tpm"). This compares to an average of 112,400 tpm during the first six months of 2006 and an average of 83,100 tpm during 2005. This improved mill rate is due to the installation of a new conveyor system enabling crushed pebbles to bypass the SAG mill and feed directly into the ball mill, as well as the installation of a new secondary crusher that was commissioned during the quarter. Further increases in throughput should be achievable in the near term.

Grades of nickel and copper in the bulk concentrate during the third quarter of 2006 were 6.3% nickel and 7.0% copper, compared to 6.8% nickel and 6.7% copper during the first six months of 2006. The reasons for this temporary decline in concentrate grades are the same as those given for the lower recoveries above.

Mine production has performed well during the quarter, with mining rates conforming to plant production.

Acquisition of Royalty

On July 5, 2001, the Company acquired from Atlantic Copper, S.A. ("AC") participation rights in a consortium with the Spanish state. The consortium is the holder of 100% of certain mineral rights located in southern Spain, which included the Aguablanca mine property. The original acquisition price payable to AC for these participation rights included a production royalty in respect of the mineral rights held by the consortium. In the agreement with AC, the Company had the option to pay a sum of $6.0 million to AC in exchange for all future royalty payments. This option was exercised on August 2, 2006. The royalty payable to AC would have been applicable to Aguablanca mine production from August 2006 onward and comprised variable payments dependent on combined nickel and copper prices. A royalty amounting to 1% of the net smelter return ("NSR") was also applicable to production from any other future project within the various mineral rights areas held by the consortium. This 1% NSR obligation has now also ceased as a result of the Company exercising its option with AC.

Aguablanca News Subsequent to the Close of the Third Quarter

During October, plant throughput at Aguablanca was 140,000 tpm. This is the highest throughput level to date reported by the Company. In addition, the water reserve at Aguablanca has risen to 500,000 m^3, due to the amount of rainfall in October and thus far in November.

Tasiast gold project

Construction of the project continues to be on time and it is expected to be completed during the first half of 2007, with first gold production expected in 2007. Highlights of the construction progress, as at September 30, 2006, are as follows:

- SENET:
    o All engineering has been completed.
    o All orders have been procured.
    o Shipping is 64% complete with crushers and ball mill now at site.
    o Civil construction is 89% complete.
    o Structure and mechanical erection is 39% complete.

- Other:
    o Access road is complete.
    o Tailings facility, paddock 1 stage 1 is 49% complete and completely lined.
    o The water line has been tested to kilometre 60, where water is currently being received. Water is expected to reach site by the end of November.
    o Power plant expected to be installed and operational in December.
    o Mining contractor has started at site.

Total budget for construction of the project, including working capital and owner's costs, amounts to $73 million, of which $42 million had been spent as at September 30, 2006.

Remaining project expenditures will be financed from the Company's existing cash resources. On June 29, 2006, the Company concluded a project debt agreement with Macquarie Bank Ltd. ("Macquarie") to finance the construction of the Tasiast project. Under this agreement, the Company has a term loan of $42.5 million that was fully drawn down on June 30, 2006.

Tasiast News Subsequent to the Close of the Third Quarter

In October 2006, the Company received a revised resource and open-pit reserve calculation for its Tasiast project. The new estimate incorporated a revised gold price and revised cost inputs, which together have increased the proven and probable reserves to 1,040,000 ounces of gold, an increase of 18% over the 885,000 ounces of gold previously estimated.

Tasiast Gold Project - Mineral Reserves and Resources (@0.8 g/t gold cut-off) [a]

	Tonnes (000)	Grade (g/t)	Contained Gold (ounces)
Mineral reserves			
Proven	761	3.24	79,000
Probable	11,223	2.66	960,000
Total proven and probable reserves	**11,984**	**2.70**	**1,040,000**
Mineral resources			
Measured	874	3.17	89,000
Indicated	13,840	2.60	1,159,000
Total measured and indicated resources	**14,714**	**2.64**	**1,248,000**
Inferred resources	12,393	2.17	864,000

[a] Mineral resources included mineral reserves.

These estimates were prepared under the supervision of David A. Orava, M. Eng., P. Eng., Associate Mining Engineer of A.C.A. Howe International, who is a Qualified Person independent of Rio Narcea for the purposes of National Instrument 43-101.

On November 3, 2006 the Company announced the arrival of the Ball Mill on site at Tasiast. This was the last critical path item remaining to be delivered to the project site.

El Valle and Carlés gold operations

During the third quarter of 2006, the Company's own gold operations in northern Spain produced 10,800 ounces of gold as compared with 20,700 ounces of gold in the same period of 2005. Sales from the Company's own gold operations amounted to $7.9 million in the third quarter of 2006, while cost of sales for those operations were $6.5 million ($8.5 million and $9.2 million, respectively, in the same period of 2005). The El Valle plant processed 80,000 tonnes of the Company's own ore at an average gold grade of 4.6 g/t, compared with 99,400 tonnes with an average grade of 6.7 g/t gold in the prior year period. Recoveries averaged 91.2% in the third quarter of 2006 compared to 95.4% a year earlier. In addition, the plant processed 41,100 tonnes of Nalunaq ore during the third quarter of 2006 compared with 28,100 tonnes during the same period of 2005.

During the first nine months of 2006, the Company's own gold operations produced 40,400 ounces of gold as compared with 57,600 ounces of gold in the same period of 2005. Sales from the Company's own gold operations amounted to $28.1 million in the first nine months of 2006, while cost of sales for those operations were $22.6 million ($26.4 million and $26.0 million, respectively, in the same period of 2005).

The El Valle plant processed 302,700 tonnes of the Company's own ore at an average gold grade of 4.5 g/t, compared with 329,000 tonnes with an average grade of 5.8 g/t gold in the prior year period. Recoveries averaged 91.6% in the first nine months of 2006 compared to 94.0% a year earlier. In addition, the plant processed 75,100 tonnes of Nalunaq ore during the first nine months of 2006, compared to 76,343 tonnes treated in the same period of 2005.

In February 2006, after a thorough performance review of the El Valle and Carlés operations, the Company took the decision to close these operations. Closure of both the El Valle and Carlés mines will take place at the end of 2006. As a result, remaining mining is being concentrated in developed areas with better rock conditions and higher grades. There has been no further investment in underground development since February 2006. On June 22, 2006, the Company reached a collective redundancy agreement with the local unions and mine workers with respect to the closure of the El Valle and Carlés gold operations. Subsequently, on July 5, 2006, that agreement received the approval of the Spanish labour authorities, a requirement when redundancy affects more than 10% of the workforce. As a result of this agreement, closure costs are now estimated at $4.6 million as at September 30, 2006.

In reaching this decision, the Company was significantly influenced by the decision of the Regional Authorities of Asturias, not to approve the "change of land use" required to develop the Salave gold project located some 70 km west of the El Valle. The concentrates that were planned to be produced from Salave were expected to be processed at the El Valle plant, resulting in improved economics for both projects.

On March 9, 2006, the Company gave notice to Nalunaq that the existing milling agreement will terminate on September 30, 2006. The last shipment of ore from Nalunaq arrived in October 2006 and will be treated by the end of November 2006. The Company is reviewing possibilities for the disposal of the El Valle and Carlés facilities.

Summary of El Valle and Carlés Gold Operations

| | Three Months Ended September 30, | | | | | |
| | 2006 | | | 2005 | | |
	Rio Narcea's operations	Nalunaq ore	Total	Rio Narcea's operations	Nalunaq ore	Total
Tonnes of ore milled	80,000	41,100	121,100	99,400	28,100	127,500
Grade (g/t)	4.6	17.5	9.0	6.7	16.6	8.9
Recovery (%)	91.2	97.2	95.1	95.4	96.7	95.9
Gold production (oz)	10,800	22,400	33,200	20,700	14,600	35,300

| | Nine Months Ended September 30, | | | | | |
| | 2006 | | | 2005 | | |
	Rio Narcea's operations	Nalunaq ore	Total	Rio Narcea's operations	Nalunaq ore	Total
Tonnes of ore milled	302,700	75,100	377,800	329,000	76,300	405,300
Grade (g/t)	4.5	19.4	7.5	5.8	15.8	7.7
Recovery (%)	91.6	96.6	94.2	94.0	96.6	95.0
Gold production (oz)	40,400	45,200	85,600	57,600	37,400	95,000

Salave gold project

In August 2005, the regional Government of Asturias rejected the application for "change of land use" required to develop the project. The Company has commenced legal proceedings in the Spanish courts seeking reversal of the decision and/or monetary compensation. In the event that the decision of the Government of Asturias is maintained, the independent legal advisors of the Company believe Rio Narcea should succeed in obtaining significant monetary compensation. However, the outcome and timing of any legal action are presently uncertain.

Acquisition of strategic shareholding in Chariot Resources Limited

During the three months ended September 30, 2006, the Company purchased 6,259,500 common shares and 1,780,000 warrants of Chariot Resources Limited ("Chariot") in the market for $3.9 million. In early October the Company acquired an additional 48,500 common shares and 118,000 warrants. On October 5, 2006 the Company agreed to purchase an additional stake in Chariot from Amerigo Resources Limited for $21.5 million. The Company now holds a total of 38,120,500 common shares and 13,430,000 warrants of Chariot. This represents 16.4% of the common shares and 17.4% of the common shares and warrants outstanding of Chariot, and cost a total of $25.5 million.

Chariot's Marcona copper project is located in Southern Peru on the same Iron Oxide Copper Gold (IOCG) belt which hosts Mantos Blancos and Candelaria. The Company believes the Marcona project has potential for significant low cost copper production and through its important stake in Chariot, Rio Narcea will support sound and effective management to unlock this potential.

Exploration

The Company has active exploration projects on both the Iberian Peninsula and in Mauritania. The following is a brief update of each project:

Aguablanca

Step out underground drilling conducted to the West of the Aguablanca orebody intersected a large interval of patchy and disseminated sulfide mineralization hosted by irregular and porphyritic gabbronorites. Results from one hole, located 225 meters to the West of the closest mineralization, returned 15.6 meters at 0.45% nickel and 0.21% copper, including a higher grade interval of 5.3 meters at 0.93% nickel and 0.41% copper.

The exploration implications of this particular intersection are encouraging because surface mapping in this zone only showed the presence of marbles and skarns cut by a few, narrow and barren gabbroic dikes. This confirms the possibility of finding additional subsurface magmatic sulfide mineralization at depth in these peripheral zones.

Two rigs will be devoted to exploration in this area.

Ossa Morena (Spain and Portugal)

Regional exploration was focused on the evaluation of several recently delineated nickel and gold stream sediment anomalies.

In addition, a preliminary and shallow drilling program was completed on the Guijarro–Chocolatero gold target. The program comprised 1,148 meters in 8 holes. These holes were testing the Guijarro soil anomaly, directly related to silicified acid volcanics of Upper Precambrian–Lower Cambrian age with minor disseminated pyrite. Five of those holes returned low grade gold values over significant widths. The best results were 21 meters at 3.6 g/t gold in DDH GUI-1 and 38 meters at 0.7 g/t gold in DDH GUI-3.

Guijarro–Chocolatero forms part of the Bodonal–Cala gold belt where the Company is now evaluating several gold soil anomalies related to the same horizon of volcanic rocks, as well as copper–gold mineralized systems with iron–oxide–copper–gold ("IOCG") affinities.

Mauritania

The Company is planning to commence active exploration on its Mauritanian land holdings in the fourth quarter of this year. The main focus will be the evaluation of geochemical and geophysical targets that show potential for gold and nickel deposits. One rig has commenced drilling and a second is being mobilized to site.

El Valle (Spain)

All exploration has been suspended on account of the planned closure of mining operations.

Exploration Agreements

The Company has exploration agreements on its properties with Kinbauri Gold Corp. (for gold in Corcoesto , Galicia, Spain), C2C Inc. (for gold in Portugal) and Ventura Gold Corp. (for gold in the Navelgas belt, Asturias, Spain). The exploration results arising from these agreements are reported by each partner.

Other

Carl Hering (Senior Vice President Exploration and Business Development) is leaving the employ of the Company effective December 31, 2006 for personal reasons. The Company is evaluating various alternatives for his replacement. In the interim, Luis Pevida, Exploration Manager and Senior Geologist, will assume Mr. Hering's role.

Conference Call and Webcast

On Friday, November 10, 2006 at 9:00 a.m. (EST) management will host a conference call and webcast to discuss the Company's third quarter results.   In order to join the conference call, **in North America please dial 1-877-461-2816** and **outside North America please dial 1-416- 695-5261**. The conference call will be broadcast live as well as recorded and archived on the web at www.rionarcea.com . You can access this webcast by signing in directly through the Rio Narcea Website or by clicking on the following link:

http://events.onlinebroadcasting.com/rionarcea/111006/index.php. In order to access this service, you will need to have Windows Media Player installed on your computer.

A **replay** of the call will be available until November 17, 2006 by dialing 1 (416) 695-5275 or 1 (888) 509-0081, passcode 632593. If you would like to listen to a replay of our conference call on the web, go to the home page at www.rionarcea.com and click on the link under Investor Centre - Events & Webcast.

Rio Narcea Gold Mines, Ltd. is a growing Canadian mineral resource company with operations, development projects and exploration activities in Spain, Portugal and Mauritania. The Company currently produces nickel at its Aguablanca nickel-copper-platinum group metals (PGM) mine in southern Spain and gold at it's at El Valle and Carlés projects in northern Spain. Closure of the northern Spanish gold mines is planned for the end of 2006. Construction of its new Tasiast gold project in Mauritania, West Africa, is underway, with production expected in 2007.

Forward-looking Statements

This press release may contain certain "forward looking statements" within the meaning of the United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditures, exploration efforts, financial needs, and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea's current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct.

Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold and nickel prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labour disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. The reader is cautioned not to place undue reliance on forward looking statements.

CONSOLIDATED BALANCE SHEETS
(stated in U.S. dollars) (unaudited)

	September 30, 2006 $	December 31, 2005 $
ASSETS		
Current		
Cash and cash equivalents	**53,172,700**	53,623,700
Restricted cash	**2,044,300**	2,191,100
Inventories	**13,404,600**	10,075,400
Stockpiled ore	**1,505,800**	4,167,700
Accounts receivable		
Government grants	**2,932,900**	3,521,200
VAT and other taxes	**6,450,500**	3,831,800
Trade receivables	**15,134,600**	2,982,000
Other current assets	**6,056,200**	5,484,700
Current portion of deferred derivative loss	**819,700**	2,339,200
Total current assets	**101,521,300**	88,216,800
Mineral properties, net	**206,663,800**	157,147,600
Other assets	**20,506,900**	3,852,700
	328,692,000	249,217,100
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Short-term bank indebtedness and accrued interest	**1,600**	4,799,700
Accounts payable and accrued liabilities	**61,188,100**	51,368,100
Current portion of long-term debt	**4,853,700**	13,122,900
Total current liabilities	**66,043,400**	69,290,700
Other long-term liabilities	**39,123,300**	14,538,500
Long-term debt	**45,003,800**	15,982,100
Deferred income tax liabilities	**3,552,200**	7,179,300
Total liabilities	**153,722,700**	106,990,600
Non-controlling interest	**347,600**	332,600
Shareholders' equity		
Common shares	**239,905,500**	237,001,700
Contributed surplus	**5,868,500**	3,538,600
Employee stock options	**7,385,000**	8,422,800
Non-employee stock options and warrants	**10,386,700**	10,386,700
Defiance warrants	**—**	1,786,200
Common share purchase options related to debt	**3,154,500**	3,154,500
Deficit	**(98,528,900)**	(122,669,900)
Cumulative foreign exchange translation adjustment	**6,450,300**	273,300
Total shareholders' equity	**174,621,700**	141,893,900
	328,692,000	249,217,100

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(stated in U.S. dollars) (unaudited)

	Three months ended September 30,		Nine months ended September 30,	
	2006 $	2005 $	2006 $	2005 $
REVENUES				
Sales – Gold operations	**7,871,800**	8,547,200	**28,127,600**	26,417,800
Sales – Gold operations – Nalunaq ore	**13,921,700**	10,056,700	**30,291,500**	16,241,500
Sales – Nickel operations	**37,293,500**	11,466,000	**101,357,100**	28,710,100
	59,087,000	30,069,900	**159,776,200**	71,369,400
EXPENSES				
Cost of sales – Gold operations [(a)]	**(6,522,700)**	(9,205,700)	**(22,643,500)**	(26,037,900)
Cost of sales – Gold operations – Nalunaq ore [(a)]	**(14,117,500)**	(10,112,600)	**(30,588,400)**	(15,995,300)
Cost of sales – Nickel operations [(a)]	**(9,890,900)**	(4,623,000)	**(27,381,700)**	(15,095,400)
Depreciation and amortization expenses	**(3,262,400)**	(2,467,200)	**(9,414,400)**	(5,329,700)
Exploration costs	**(1,104,100)**	(900,900)	**(3,562,700)**	(4,496,100)
Administrative and corporate expenses	**(2,375,800)**	(1,585,600)	**(6,065,100)**	(6,150,700)
Accrual for closure of El Valle and Carlés	**—**	—	**(864,500)**	—
Other income (expenses)	**(237,700)**	(565,100)	**(796,300)**	(443,200)
Interest income	**539,200**	187,100	**849,400**	776,900
Gains on disposal of traded securities	**—**	—	**1,261,300**	—
Foreign currency exchange gain (loss)	**(630,300)**	(253,400)	**706,100**	(10,247,500)
Interest expense and amortization of financing fees	**(1,543,000)**	(272,900)	**(1,750,000)**	(805,900)
Derivatives loss	**(8,362,200)**	(7,776,900)	**(38,900,000)**	(15,441,600)
	(47,507,400)	(37,576,200)	**(139,149,800)**	(99,266,400)
Income (loss) before income tax	**11,579,600**	(7,506,300)	**20,626,400**	(27,897,000)
Income tax (expense) benefit	**4,027,200**	(1,558,900)	**3,497,900**	(2,100,900)
Net income (loss) before non-controlling interest	**15,606,800**	(9,065,200)	**24,124,300**	(29,997,900)
Non-controlling interest	**5,100**	15,200	**16,700**	239,500
Net income (loss)	**15,611,900**	(9,050,000)	**24,141,000**	(29,758,400)
Deficit, beginning of period	**(114,140,800)**	(101,253,700)	**(122,669,900)**	(80,545,300)
Deficit, end of period	**(98,528,900)**	(110,303,700)	**(98,528,900)**	(110,303,700)
Net income (loss) per share – basic	**0.10**	(0.06)	**0.15**	(0.19)
Net income (loss) per share – diluted	**0.10**	(0.06)	**0.15**	(0.19)
Weighted average common shares outstanding – basic	**160,829,263**	157,967,785	**160,442,359**	157,781,633
Weighted average common shares outstanding – diluted	**163,641,218**	157,967,785	**162,719,541**	157,781,633

The accompanying notes are an integral part of these consolidated financial statements.

[(a)] Exclusive of items shown separately below.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(stated in U.S. dollars) (unaudited)

	Three months ended September 30,		Nine months ended September 30,	
	2006 $	2005 $	2006 $	2005 $
OPERATING ACTIVITIES				
Net income (loss)	**15,611,900**	(9,050,000)	**24,141,000**	(29,758,400)
Add (deduct) items not requiring cash				
Depreciation and amortization	**3,262,400**	2,467,200	**9,414,400**	5,329,700
Amortization of deferred financing fees and prepaid expenses	**36,900**	36,200	**107,900**	112,400
Accretion of provision for site restoration	**58,100**	54,900	**169,900**	170,500
Foreign exchange	**801,500**	(436,500)	**(542,400)**	7,822,900
Non-cash derivatives loss	**2,887,000**	6,516,700	**24,905,200**	12,759,200
Shared-based compensation	**425,400**	332,400	**975,500**	865,400
Non-controlling interest	**5,100**	(13,800)	**16,700**	(267,100)
Income taxes (expenses) recovery	**(4,156,400)**	1,558,900	**(3,627,100)**	2,100,900
Gains on disposal of traded securities	**—**	—	**(1,261,300)**	—
Restoration expenditures	**(81,200)**	(281,700)	**(284,900)**	(792,600)
Changes in components of working capital				
Inventories	**(2,133,500)**	711,300	**(2,553,100)**	(3,095,600)
Stockpiled ore	**341,900**	908,000	**2,807,800**	1,518,600
Government grants	**(104,700)**	—	**110,400**	—
VAT and other taxes	**(1,353,900)**	(681,900)	**(3,019,000)**	(6,729,800)
Trade receivables	**1,937,300**	(985,000)	**(12,151,500)**	(1,034,300)
Other current assets	**174,500**	(357,400)	**(334,200)**	215,600
Accounts payable and accrued liabilities	**742,000**	5,473,500	**(3,835,100)**	8,217,200
Cash provided by (used in) operating activities	**18,454,300**	6,252,800	**35,040,200**	(2,565,400)
INVESTING ACTIVITIES				
Expenditures on mineral properties	**(14,401,500)**	(7,190,000)	**(48,960,400)**	(18,691,800)
Grants received (reimbursed)	**—**	(124,300)	**215,100**	7,142,600
Restricted cash	**263,600**	(824,000)	**302,300**	(697,600)
Long-term deposits and restricted investments	**251,200**	(415,200)	**630,900**	111,800
Long-term investments in traded securities	**(3,926,900)**	—	**(3,926,900)**	—
Disposal of traded securities	**—**	—	**2,411,200**	—
Cash provided by (used in) investing activities	**(17,813,600)**	(8,553,500)	**(49,327,800)**	(12,135,000)
FINANCING ACTIVITIES				
Proceeds from issue of common shares	**133,400**	29,000	**1,434,200**	695,900
Proceeds from bank loans and other long-term liabilities	**6,299,500**	6,358,900	**56,020,800**	8,940,900
Financing fees on bank loans	**(813,400)**	3,400	**(1,932,200)**	(44,000)
Repayment of bank loans	**(24,255,600)**	(10,076,800)	**(42,409,500)**	(12,352,700)
Cash provided by (used in) financing activities	**(18,636,100)**	(3,685,500)	**13,113,300**	(2,759,900)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	**(1,035,200)**	269,300	**723,300**	(6,824,500)
Net decrease in cash and cash equivalents during the period	**(19,030,600)**	(5,716,900)	**(451,000)**	(24,284,800)
Cash and cash equivalents, beginning of period	**72,203,300**	63,320,900	**53,623,700**	81,888,800
Cash and cash equivalents, end of period	**53,172,700**	57,604,000	**53,172,700**	57,604,000
Supplemental cash flow information				
Interest paid in cash	**1,240,900**	742,500	**3,631,400**	1,661,700
Income taxes paid in cash	**—**	—	**—**	—

For further information please contact:

Chris von Christierson
Chairman & CEO
Tel: + (44) 207 629 2252
E-Mail: cvc@sprospecting.com

Omar Gomez
C.F.O.
Tel: + (34) 98 573 3300
E-Mail: omar.gomez@rngm.es

David Baril
C.O.O.
Tel: +(34) 98-573-3300
E-Mail: david.baril@rngm.es

Michelle Roth
Roth Investor Relations, Inc.
Tel. +1 732 792 2200
Email: michelleroth@rothir.com

Web Site: www.rionarcea.com